

July 14, 2021

<u>VIA E-MAIL</u>

Julie Collett, Esq.
Senior Director and Counsel
Equitable Financial Life Insurance Company
1290 Avenue of the Americas
New York, NY 10104

Re: Separate Account FP
       Equitable Financial Life Insurance Company
       Initial Registration Statement on Form N-6
       File Nos. 333-256251; 811-04335

       Equitable America Variable Account K
       Equitable Financial Life Insurance Company of America
       Initial Registration Statement on Form N-6
       File No. 333-256256; 811-22886

Dear Ms. Collett:

On May 18, 2021 you filed the above-referenced initial registration statements on Form N-6 on behalf of Equitable Financial Life Insurance Company and Equitable Financial Life Insurance Company of America (the "Companies") and their separate accounts. Based on the Companies' representations in the letters accompanying the registration statements, we have given the registration statements a selective review. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.[1]

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

2. Please include an active hyperlink or other means of facilitating access that leads directly to each website address referenced in the registration statement, as well as all other

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated. Page numbering refers to the Separate Account FP Form N-6 registration statement unless otherwise indicated.

information incorporated by reference, such as Form VPFS. *See* General Instruction C.3(i) to Form N-6; Rule 411 under the Securities Act of 1933 (the "1933 Act"); Rule 0-4 under the Investment Company Act of 1940.

3. Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) of the 1933 Act.

Cover Page

4. In the third sentence of the fourth paragraph, please clarify that in most states, the Company will refund the policy account value, *plus any charges that were deducted*, less any outstanding loan and accrued loan interest.

Definition of Key Terms (pages 5-6)

5. Please remove the statement in the Alternative Death Benefit definition regarding there being a choice of a life insurance qualification test, as the Policy only offers one test. Further, please consistently refer to this death benefit as either the "alternative" death benefit or the "alternate" death benefit; both terms are currently used throughout the prospectus.

Important Information You Should Consider About the Policy (pages 7-9)

6. When describing Insurance Company Risks, please note that any policy obligations, including under the fixed rate option *and under the MSO*, are subject to the Company's claims-paying ability.

7. In the Policy Lapse section of the Risks table, please reconcile the statement that an owner may need to pay more premiums to keep the policy from terminating if the policy continuation feature is in effect with page 44 of the prospectus, which states that no further premiums are required if policy continuation takes effect.

Overview of the Policy (pages 10-11)

8. To avoid investor confusion, please group the four riders under the Policy into one list, and make clear that (a) both the Policy Continuation Rider and the Living Benefits Rider have a charge associated with exercising the rider; (b) the Policy Continuation Rider is automatically issued to all policies; (c) the Living Benefits Rider is only added at issue to Policies with a face amount of at least $100,000, and there is a $100 charge for those who decline the rider but later elect it after issue; (d) the No-Lapse Guarantee Rider is automatically added to *all* policies (or clarify the "eligible policies" to which it is automatically added); and (e) the Policy Continuation Rider protects against policy termination if the net policy account value is insufficient to cover the monthly deductions (regardless of whether there is an outstanding loan).

Fee Table (pages 12-14)

9. To avoid investor confusion, please remove the label "Current and Maximum Charge" from the wire transfer charge, express mail charge, duplicate policy charge, and charge for returned payments in the Transaction Fees table. With regard to the policy history charge, please remove the label "Current" as $50 is the maximum charge, but not the current charge.

10. In the fourth footnote to the Transaction Fees table, please include a cross-reference to the MSO prospectus.

11. Please format the footnote in the Transaction Fees table describing the declining surrender charge to be consistent with the other footnotes (*i.e.*, indent the table; replace "**" with a number).

12. In the narrative preceding the Periodic Charges table, please remove the phrase "guaranteed maximum" consistent with the prescribed wording of Item 4 of Form N-6.

13. Please clarify that the charge for adding the Living Benefits Rider is deducted "Once – on the date the rider is exercised" rather than "At the time of the transaction," consistent with the description of the Policy Continuation Rider charge.

Payment of Premiums and Determining Your Policy's Value (pages 22-26)

14. Page 23 of the prospectus states that the policy will not lapse if the policy "has an outstanding loan that would qualify for 'policy continuation.'" Please revise this disclosure to clarify that the policy will not lapse if the conditions of the Policy Continuation Rider are satisfied, including that there is sufficient net policy account value to cover the Policy Continuation Charge, and provide a corresponding cross-reference.

Death Benefits and Accessing Your Money (pages 29-33)

15. When providing an example on page 29 of the alternative death benefit under the cash value accumulation test, please reconcile the 144.0% death benefit percentage in the Separate Account FP prospectus with the 140.0% death benefit percentage in the Equitable America Variable Account K prospectus.

16. *(Equitable America Variable Account K prospectus only)*. Please remove the reference to the Long-Term Care Services Rider on page 30, which does not appear to be offered under the Policy.

17. *(Separate Account FP prospectus only)*. When describing on page 31 the effects of a policy loan, please state that a loan, repaid or not, has a permanent effect on the cash surrender value *and death benefit.* Item 13(d) of Form N-6.

Tax Information (pages 34-39)

18. Please confirm that, to the extent relevant, the tax discussion here and throughout the prospectus reflects any currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, the Setting Every Community Up for Retirement Enhancement (SECURE) Act, and the American Rescue Plan Act of 2021.

Other Benefits Available Under the Policy (pages 40-45)

19. In the benefits table, please reconcile the statement in the fourth column of the Policy Continuation Rider description, which states that the policy is automatically placed on policy continuation, with the disclosure on page 44 of the prospectus, which states that the owner must elect to exercise the rider.

20. When describing the Policy Continuation Rider beginning on page 44, please remove the cross-reference to the cash value accumulation test when describing the Policy Continuation charge, as this test is not relevant to the calculation of the charge. Please also remove this cross-reference from the Policy Continuation Rider charge discussion on page 50 of the prospectus.

21. *(Equitable America Variable Account K prospectus only)*. On page 42, please remove the reference to the Substitution of Insured Person Rider and the discussion on the Long-Term Care Services Rider, which do not appear to be offered under the Policy. Please also remove the Substitution of Insured Person Rider discussion and the Long-Term Care Services Rider reference on page 53.

More Information About Policy Charges (pages 46-51)

22. When describing the premium charge, please remove the reference to the "death benefit option," as there is only one death benefit offered under the Policy. Similarly, please remove the "death benefit option" reference in the first paragraph on page 65 describing personalized illustrations.

23. Please revise the fourth paragraph of the surrender charge discussion as follows: (a) move the first two sentences on how the surrender charge will be deducted to the following discussion on requesting a decrease in face amount; (b) more clearly explain in the third sentence that the *maximum* surrender charge *contained in the policy* is shown for the first policy month of each policy year; (c) revise the fourth sentence as follows: "[t]he ~~current~~ maximum surrender charge is 6% of each premium, not to exceed an amount per $1,000 of initial base policy face amount, which will be between $20.63 and $55.87 per $1,000 of initial base policy face amount;" and (d) in the last sentence, please replace "cash value" with "net cash surrender value."

24. In the first and second paragraphs describing the mortality and expense risk charge, please clarify that the Company "will" (rather than "may") collect and deduct this charge.

25. In the Optional Rider Charges discussion, please disclose that there is no additional charge for the No-Lapse Guarantee Rider.

Appendix: Calculating the Alternate Death Benefit

26. Please reconcile the Appendix heading – Calculating the *Alternate* Death Benefit – with the first sentence of the first paragraph, stating that the examples therein demonstrate how the *standard* death benefit is calculated.

27. In the first paragraph, please remove the statement that the examples assume the owner selected the cash value accumulation test, as the Policy does not offer a choice.

28. Please revise the fourth row in the table to clarify that the Standard Death Benefit for Policy 2 is $100,000, and add two rows to the table to depict the Alternate Death Benefit ($50,400 for Policy 1 and $122,400 for Policy 2) and the Death Benefit Paid ($100,000 for Policy 1 and $122,400 for Policy 2).

Appendix: Examples of How the Policy Continuation Rider Works

29. *(Equitable America Variable Account K prospectus only).* As disclosed in this appendix to the Separate Account FP prospectus, please explain that after the policy goes on policy continuation, future premium payments, partial withdrawals and requested policy changes are not allowed, the policy does not lapse and continues in force during the illustrated year and in all subsequent years, and loan interest continues to be due on each policy anniversary, and if not paid when due, is added to the outstanding loan.

Requesting More Information

30. Please replace the last three sentences of the back cover page with the statement required by Item 1(b)(3) of Form N-6 (*i.e.*, "Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.").

31. Please include the EDGAR contract identifier for the Policy on the bottom of the back cover page in type size smaller than that generally used in the prospectus (*e.g.*, 8-point modern type). Item 1(b)(4) of Form N-6

INITIAL SUMMARY PROSPECTUS

General

32. Please apply all comments herein to the summary prospectus, as applicable.

Cover Page

33. Please revise the first sentence of the first paragraph to clarify that the Policy is a variable *and index-linked* life insurance policy.

34. In the fourth paragraph, please make clear that an investor could experience a significant loss of principal *and previously credited interest* in connection with the MSO. Please also provide a cross-reference to the MSO prospectus, and inform investors as to how to obtain the MSO prospectus.

Important Information You Should Consider About the Policy (pages 3-5)

35. Certain cross-references in this section refer to other sections of the summary prospectus. Please provide cross-references to the location in the *statutory prospectus* where the subject matter is discussed in greater detail. Further, all cross-references should link directly to the relevant sections of the statutory prospectus, or should provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-6.

36. When listing other Policy fees and expenses in the Ongoing Fees and Expenses discussion, please include mortality risks and MSO and loan charges, consistent with the corresponding disclosure in the statutory prospectus. Please also list risk class in the examples of insured characteristics.

37. Please state that in connection with Risks Associated with Investment Options, an investment in the policy can vary depending on the performance of the Portfolios *and the MSO and guaranteed investment option (GIO)*. Please provide cross-references to the MSO prospectus and to the "Guaranteed Interest Option" section of the statutory prospectus.

38. Please provide a cross-reference to the "About our general account" section of the statutory prospectus when discussing Insurance Company Risks.

39. Please reconcile the Restrictions - Investments discussion with the corresponding section of the statutory prospectus, as the two differ.

40. Please remove the second paragraph of Restrictions – Optional Benefits, which is redundant with the third paragraph.

Overview of the Policy (pages 6-7)

41. The third paragraph states that some policy forms, features, and/or Portfolios described in the summary prospectus may not be available through all brokers. Please confirm supplementally that all broker-specific variations are described in the appendix to the

statutory prospectus titled "State policy availability and/or variations of certain features and benefits."

42. When describing the MSO in the fourth paragraph of the Premiums discussion, please state that there could be a significant loss of principal *and previously credited interest.*

Other Benefits Available Under The Policy (pages 10-11)

43. Please revise the third column to state that the Living Benefits Rider is optional.

Buying The Policy (page 12)

44. Please describe under what circumstances premiums may be required in order to avoid lapse and how the amount of the additional premiums will be determined. Please also briefly explain the operation of the grace period, including the effect of the insured's death during the grace period. Rule 498A(b)(5)(v); Items 9(a)(3) and 9(c) of Form N-6.

How Your Policy Can Lapse (page 13)

45. In the first paragraph, please include policy charges in the list of items that could cause the policy to lapse.

Making Withdrawals: Accessing the Money in Your Policy (page 14)

46. Please state when surrender and withdrawal proceeds are calculated and payable. Rule 498A(b)(5)(vii); Item 12(a) to Form N-6.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statements, the filings will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statements and any amendments. After we have resolved all issues, the Companies and their underwriters must request acceleration of the effective date of the registration statements.

In closing, we remind you that the Companies are responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing pre-effective amendments, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

Sincerely,

/s/ Elisabeth Bentzinger

Elisabeth Bentzinger
Senior Counsel

cc: Andrea Ottomanelli Magovern
Sally Samuel